Execution Version – Exhibit 99.2

December 21, 2012

FWC Management Services Ltd

Palm Grove House, Palm Grove Park

Road Town, Tortola, VG1110, British Virgin Islands

RE: FLATWORLD ACQUISITION CORP.

Gentlemen:

This letter will confirm our agreement to extend the management services agreement entered into between FlatWorld Acquisition Corp. (the “Company”) and FWC Management Services Ltd on December 9, 2010 (the “Initial Agreement”) until the date on which the Company ceases its corporate existence in accordance with its Amended and Restated Memorandum and Articles of Association.  Other than with respect to the extension of the term of the Initial Agreement, all other provisions of the Initial Agreement shall remain in full force and effect as if such extension had been effective as of September 9, 2012.

This agreement shall be governed by and construed in accordance with the laws of the British Virgin Islands, without regard to conflicts of laws principles.

Very truly yours,

FLATWORLD ACQUISITION CORP. By: /s/ Jeffrey A. Valenty Name: Jeffrey A. Valenty Title: President
Accepted and agreed: FWC Management Services Ltd By: /s/ Raj K. Gupta Name: Raj K. Gupta Title: Director